Exhibit 99.1

Tiziana Life Sciences Announces Agreement for Product Development Services with Renaissance Lakewood, LLC

NEW YORK, February 21, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced a product development services agreement with Renaissance Lakewood LLC (“Renaissance”), a leading Contract Development and Manufacturing Organization (CDMO) focused on nasal drug delivery. This collaboration aims to optimize the current formulation and develop a comprehensive plan for the scale-up of foralumab in a nasal device. Intranasal foralumab is currently under development for treating neurodegenerative and inflammatory diseases or conditions.

Under this agreement, Renaissance will use its extensive expertise in pharmaceutical-nasal product development and manufacturing to support the production of intranasal foralumab, ensuring compliance with the highest quality and regulatory requirements. This collaboration is a critical step in Tiziana’s strategy to expedite clinical development and potential commercialization of intranasal foralumab.

Intranasal foralumab offers a novel therapeutic approach by modulating the immune system to reduce neuroinflammation, a key factor in the progression of diseases such as Alzheimer’s disease and multiple sclerosis. Recent studies have demonstrated its potential to activate regulatory T cells that cross the blood-brain barrier, dampening microglial activation and providing therapeutic benefits to patients.

Ivor Elrifi, CEO of Tiziana Life Sciences, commented, “Partnering with Renaissance is a significant milestone in our mission to bring intranasal foralumab to patients in need. Their proven track record in pharmaceutical manufacturing will be invaluable as we advance our clinical programs and prepare for potential market entry.”

This collaboration aligns with Tiziana’s commitment to addressing unmet medical needs through innovative therapies. It represents a pivotal advancement in the Company’s efforts to deliver effective treatments for debilitating neurodegenerative and inflammatory conditions.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate-sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in Phase 2a, a randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Renaissance Lakewood, LLC (“Renaissance”)

Renaissance is a US-based contract development and manufacturing organization (CDMO) for pharmaceutical and biotech. With over 20 years of experience in nasal sprays and sterile dosage forms, Renaissance has a consistent track record of providing exceptional service and resources to clients from the development stage through commercial launch. Learn more about Renaissance at: www.renpharm.com.

Renaissance Media Contact

media@renpharm.com

732-730-3262

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk ‘Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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